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                                                                 Exhibit (a)(12)

                                                                    News Release
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ServiceMaster/(R)/                                  The ServiceMaster Company
                                                    One ServiceMaster Way
                                                    Downers Grove, IL 60515-1700
                                                    630/271-1300

                       For further information contact:
                       Claire Buchan, VP Comm, (630)271-2150
                       Bruce Duncan, VP IR, (630)271-2187
                       Steve Preston, CFO, (630)271-2637

FOR IMMEDIATE RELEASE
April 27, 1999

              SERVICEMASTER ANNOUNCES SUCCESSFUL TENDER OFFER FOR
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                         AMERICAN RESIDENTIAL SERVICES
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     DOWNERS GROVE, Illinois -- ServiceMaster (NYSE:SVM) today announced that it has successfully completed its tender offer for the outstanding shares of American Residential Services (NYSE:ARS) at a purchase price of $5.75 per share in cash. The tender offer expired at 11:59 p.m. New York City time on April 26, 1999.

     The Company reported that, based on a preliminary count, a total of 15,333,376 shares of ARS common stock had been tendered and all such shares have been accepted for payment in accordance with the terms of the tender offer. The shares tendered constitute approximately 96.5 percent of the total outstanding shares of ARS common stock.

     ServiceMaster also announced that ServiceMaster and ARS will shortly effect a merger, after which ARS will become a wholly-owned subsidiary of ServiceMaster and all stockholders of ARS common stock who did not tender their shares will have the right to receive $5.75 per share in cash.





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ServiceMaster/(R)/


     ServiceMaster provides outsourcing services to more than 10.5 million customers in the United States and in 41 countries around the world, with annual customer level revenue of $6.4 billion. The core service capabilities of the Company include lawn care and landscaping, termite and pest control, plumbing, heating and air conditioning maintenance and repair, appliance maintenance and repair, cleaning, plant maintenance and supportive management.

     These services are provided through a network of over 5,800 company-owned and franchised service centers and business units, operating under leading brands which include TruGreen-ChemLawn, LandCare, Terminix, American Home Shield, Rescue Rooter, American Residential Services, ServiceMaster Residential and Commercial Services, Merry Maids, AmeriSpec, Furniture Medic and ServiceMaster Management Services.

     In accordance with the Private Securities Litigation Reform Act of 1995, the Company notes that statements that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company's actual results of operations. Factors which could cause actual results to differ materially include the following (among others): weather conditions adverse to certain of the Company's Consumer Services businesses, the entry of additional competitors in any of the markets served by the Company, labor shortages, consolidation of hospitals in the healthcare market, the condition of the U.S. economy, the inability of key suppliers to achieve timely Y2K compliance in their delivery systems of the inability of the Company to make its own systems Y2K complaint, and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission.